Exhibit 12
MSW ENERGY HOLDINGS II LLC AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited, in thousands)

	For the Period from		For the Period from		For the Six
	June 25 through		January 1 through		Months Ended
	June 30, 2005		June 24, 2005		June 30, 2004
EARNINGS:
Pre-tax income (loss) from continuing operations for minority interest in consolidated subsidiary	$2,704		$(1,691)		$12,453

Less earnings attributable to Ref-Fuel prior to consolidation	—		—		(6,148)

	$2,704		$(1,691)		$6,305

Add (deduct):
Fixed charges	1,034		30,358		16,783
Distributed earnings of Ref-Fuel Holdings prior to consolidation	—		—		31,500

Earnings, as adjusted	$3,738		$28,667		$54,588

FIXED CHARGES:
Interest expense	$1,034		$30,358		$16,783

Fixed charges	$1,034		$30,358		$16,783

RATIO OF EARNINGS TO FIXED CHARGES:	3.62	x	0.94	x	3.25	x